# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAR Technology Corporation, CIK 0000708821
CUSIP: 698884103
Title of class of securities: Common Stock, par value $0.02 per share
Address of issuer's principal executive offices: PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York (NY), 13413-4991
Date of event which requires filing of this statement: 10/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001536006

## Reporting persons
- Progeny 3, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Washington (WA); sole voting power 2,056,308; shared voting power 0; sole dispositive power 2,056,308; shared dispositive power 0; aggregate amount beneficially owned 2,056,308 (5.1% of the class)
- Jon Hemingway: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,056,308; shared voting power 0; sole dispositive power 2,056,308; shared dispositive power 0; aggregate amount beneficially owned 2,056,308 (5.1% of the class)

## Item 1. Issuer
Name of issuer: PAR Technology Corporation
Address of issuer's principal executive offices: PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York, 13413-4991

## Item 2. Person Filing
Name of person filing:
This statement on Schedule 13G (this "Schedule 13G") with respect to PAR Technology Corporation (the "Issuer") is filed by Progeny 3, Inc., a Washington corporation (the "Manager"), which serves as the manager of certain accounts (collectively, the "Accounts"), and Jon Hemingway ("Hemingway"), who controls the Manager. The Manager and Hemingway are collectively referred to herein as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act").
The filing of this Schedule 13G is not, and should not be construed as, an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 5209 Lake Washington Blvd NE, Suite 200, Kirkland, WA 98033
Citizenship: The Manager is a corporation organized under the laws of the State of Washington and Hemingway is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The percentages used in this Schedule 13G are calculated based upon the number of outstanding shares of Common Stock, par value $0.02 per share, of the Issuer (the "Common Stock") as of November 4, 2025, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, as filed with the U.S. Securities and Exchange Commission (the "SEC") on November 6, 2025.
The information required by Items 4(a) - (c) of this Schedule 13G is set forth in Rows 5-11 of the applicable cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.
The Reporting Persons do not directly own any Common Stock. Pursuant to investment agreements with the Accounts, the Manager maintains voting and dispositive power with respect to the securities held by the Accounts. Hemingway controls the Manager. Under the rules promulgated by the SEC, the Reporting Persons may be deemed to beneficially own the Common Stock. Each Reporting Person hereby disclaims beneficial ownership of the securities reported in this Schedule 13G.
Percent of class: See cover page
Sole power to vote or to direct the vote: See cover page
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See cover page
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Progeny 3, Inc.: /s/ Christopher Hemingway, Christopher Hemingway/Co-CIO (02/09/2026)
- Jon Hemingway: /s/ Christopher Hemingway, Christopher Hemingway/Attorney-in-Fact (02/09/2026)